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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrion Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield	NJ	07090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name - if individual, state last, first, middle name)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)

Merrion Securities, LLC
Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2020

Merrion Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Members' Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
       under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
       Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x]   Information Relating to the Possession or Control Requirements for Brokers and
       Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
       Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
       Determination of Reserve Requirements Under Rule 15c3-3
       (included in item (g)) (not applicable).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
       Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[x]   Independent Accountants' Report on Statement of Exemption from Rule 15c3-3
[x]   Statement of Exemption from Rule 15c3-3
.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, William Wigton, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrion Securities, LLC for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



WB Wigton

Signature

Chief Executive Officer

Title

Notary Public

NEAL AUMAN
Notary Public of New Jersey
ID #2165766
Commission Expires May 25, 2024

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Merrion Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the "Company"), as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement on the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter

As more fully described in Note 4 to the financial statements, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

February 26, 2021
We have served as Merrion Securities, LLC's auditor since 1988.

Merrion Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	9,632
Due from broker		569,443
Securities owned, at fair value		15,875
Furniture and equipment (net of accumulated depreciation of $222,058)		6,975
Prepaid expenses and other assets		38,155
Total assets	$	640,080

Liabilities and Members' Equity

Loan payable	$	153,675
Payable to former member		41,696
Accounts payable and accrued expenses		26,202
Total liabilities		221,573
Members' equity		418,507
Total liabilities and members' equity	$	640,080

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Operations
Year Ended December 31, 2020

Revenues		
Commissions	$	289,277
Net gain on principal transactions		692,631
Interest income and expense, net		8,511
Other income, affiliates		735,000
Miscellaneous income		2,277
Total revenues		1,727,696
Expenses		
Employee compensation and benefits		892,022
Commissions		348,385
Clearance expense		76,087
Professional fees		71,749
Rent		48,000
Communications		44,988
Market data		24,694
Regulatory fees		18,549
Other expenses		36,690
Total expenses		1,561,164
Net income	$	166,532

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2020

Balance, January 1, 2020	$	545,671
Net income		166,532
Members' withdrawals		(293,696)
Balance, December 31, 2020	$	418,507

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2020

Cash flows used in operating activities	
Net income	$ 166,532
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,050
(Increase)/decrease in operating assets:	
Due from broker	(319,306)
Securities owned, at fair value	215,803
Prepaid expenses and other assets	401
Increase in operating liabilities:	
Accounts payable and accrued expenses	6,686
Net cash provided by operating activities	74,166
Cash flows used in investing activities	
Purchase of equipment	(3,963)
Cash flows used in financing activities	
Members' withdrawals	(252,000)
Proceeds from loan payable	153,675
Net cash used by financing activities	(98,325)
Net decrease in cash	(28,122)
Cash - Beginning of year	37,754
Cash - End of year	$ 9,632
Supplemental Cash Flow Information:	
Non-cash financing activities	
Accrual of member withdrawals	$ 41,696

The accompanying notes are an integral part of these financial statements.

Merrion Securities, LLC

1. **Nature of Operations**

   Merrion Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company clears all of its securities transactions through a major clearing broker on a fully-disclosed basis and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

   As a limited liability company, the liability of the Company's members is limited to the amount of the members' interests.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue Recognition
   The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers,* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

   The Company's commissions consist of agency transactions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)
Proprietary securities transactions in regular-way trades entered into for the account and risk of the Company are recorded at fair value on a trade date basis with realized and unrealized gains and losses reported in principal transactions in the statement of operations.

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to commissions on agency transactions and proprietary securities transactions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening members' equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Income Taxes
The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns.

Accounting for Uncertainty in Income Taxes
The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Due from Broker
Due from broker consists of net amounts receivable relating to securities transactions.

Furniture and Equipment
Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over three to five years.

3.   **Securities Owned, at Fair Value**

Proprietary securities transactions and related expenses are recorded on a trade date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3.   **Securities Owned, at Fair Value (continued)**

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2020:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/20**
Nonmarketable equity security-- technology sector	$ -	$ -	$ 15,875	$ 15,875

The fair value of nonmarketable equity securities has been estimated by the management based on review of the Company's operational and financial performance, and discussion with company management. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sale.

There were no purchases, sales or changes in unrealized gains and losses in Level III securities for the year ended December 31, 2020.

4.   **Transactions with related parties**

Commission revenue from members, management and affiliates of the Company amounted to approximately $75,000 for the year.

During 2020, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $48,000 for the year ended December 31, 2020.

Other income includes $735,000 received from an affiliate for facilities and professional and administrative services. As these transactions are not at arm's length, they do not necessarily represent the amounts that would result from similar transactions with non-related parties.

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2020, the Company had net capital of approximately $510,000 which exceeded its minimum net capital requirement of $100,000 by approximately $410,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. **Concentration Risk**

Commissions from three major customers accounted for about 61% of commission revenue for the year ended December 31, 2020.

In addition, as explained in footnote 4, approximately 43% of the Company's revenue was received from an affiliate.

7. **Off-Balance-Sheet-Risk and Concentration of Credit Risk**

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations to the Company's clearing broker and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker. The Company has evaluated this concentration of credit risk and has concluded that the risk is minimal and therefore, no reserve is necessary.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

8. **Riskless Principal Transactions**

Net gain on principal transactions includes gains on riskless principal transactions in the amount of approximately $701,000 for the year ended December 31, 2020.

9. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. **Loan Payable**

In May 2020, the Company received a loan ("Loan) in the amount of $153,675 from the Small Business Administration ("SBA") pursuant to the Paycheck Protection Program ("PPP") under the CARES Act which was enacted on March 27, 2020.

The Loan has a two-year maturity and bears interest at a rate of 1% per annum. The Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred within the first eight weeks (extended to 24 weeks) of the Loan date. The Company has used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company currently believes that its use of the Loan proceeds will meet the conditions for full forgiveness of the Loan under Section 1106 of the CARES Act. Accordingly, the Company has treated the amount of the loan as an allowable credit in its computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 for the year ended December 31, 2020.

11. **Subsequent Events**

Subsequent events have been evaluated through the date the financial statements were issued.

Merrion Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2020

Members' equity	$	418,507
Allowable credits:		
Anticipated PPP loan forgiveness		153,675
Deductions:		
Nonallowable assets		
Nonmarketable securities		15,875
Furniture and equipment		6,975
Prepaid expenses and other assets		38,155
Total deductions		61,005
Net capital		511,177
Minimum capital requirement		100,000
Excess net capital	$	411,177
Aggregate indebtedness	$	67,898
Ratio of aggregate indebtedness to net capital		0.13:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended Form X-17A-5, Part IIA filing as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm

Merrion Securities, LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Rule 15c3-3 Exemption Report

To the Members of
Merrion Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Merrion Securities, LLC (the "Company") identified the provision under which the Company claimed an exemption from SEC Rule 15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 26, 2021

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Merrion Securities, LLC

Rule 15c3-3 Exemption Report
December 31, 2020

Merrion Securities, LLC is exempt from SEC Rule 15c3-3 under the provision of paragraph (k)(2)(ii). To the best of knowledge and belief of Merrion Securities, LLC it has been in compliance with such provision throughout the year ended December 31, 2020, without exception.

WB WigTon

Executed by the Person who made the oath or
affirmation under SEC Rule 17a-5(e)(2)